VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

05012273

November 1, 2005

SUPPL

VIA FEDERAL EXPRESS

RECEIVED NOV 02 2005 213 SECTION PROCESSING WASH. D.C.

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

PROCESSED
NOV 07 2005
THOMSON FINANCIAL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

Enclosures

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Cancels and Amends Stock Options

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

October 4, 2005

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD CANCELS AND AMENDS STOCK OPTIONS

ValGold Resources Ltd. ("**ValGold**") reports that it has cancelled 900,000 of the 1,000,000 incentive stock options granted on April 26, 2005 (see news release of same date) to its directors and officers. The purpose for these cancellations is to correct the April 26, 2005, incentive stock options granted erroneously in excess of the allowable maximum number of available under ValGold's Stock Option Plan approved by shareholders on January 18, 2005.

Additionally, and subject to TSX Venture Exchange approval, ValGold amended an aggregate 3,575,000 incentive stock options (of which 2,950,000 granted to directors and officers will require additional disinterested shareholder approval) by adjusting the exercise price to $0.25 per share to reflect current market conditions. Prior to the amendment ValGold's outstanding incentive stock options ranged in price from $0.28 per share to $0.64 per share. All other terms remain unchanged.

For further information on ValGold and its projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com